 Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company

Orla Mining Ltd. (“Orla” or the “Company”)

Suite 1010, 1075 West Georgia Street

Vancouver, BC

V6E 3C9

2.	Date of Material Change

September 23, 2025

3.	News Release

A news release with respect to the material change referred to in this report was disseminated through various approved public media and filed on SEDAR+ on September 23, 2025.

4.	Summary of Material Change

On September 23, 2025, Scott Langley resigned from Orla’s Board of Directors (the “Board”) with immediate effect.

5.	Full Description of Material Change

5.1	Full Description of Material Change

On September 23, 2025, Scott Langley resigned from the Board with immediate effect. Mr. Langley was Newmont Corporation’s (“Newmont”) nominee to the Board in accordance with its investor rights agreement with the Company, which has now terminated following Newmont’s recent disposition of its common shares of the Company. The Board does not intend on making any further changes to the composition of the Board at this time.

5.2	Disclosure for Restructuring Transactions

Not applicable.

6.	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

The name of the executive officer of the Company who is knowledgeable about the material change and this report is:

Jason Simpson

President and Chief Executive Officer

Tel: 604-564-1852

9.	Date of Report

September 29, 2025